FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2005

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
 4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Notification of Syngenta AGs Ordinary General Meeting 2006

Filed herewith is a notification related to Syngenta AG. The full text of the notification follows:

# # #

Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland Telephone: +41 61 323 11 11 Fax: +41 61 323 12 12 www.syngenta.com

Notification of SYNGENTA AGs Ordinary General Meeting

In compliance with the Listing Rules of the SWX Swiss Exchange this notice was submitted to the SWX Swiss Exchange.

The next Ordinary General Meeting of Syngenta AG will take place on:

Date: Location: Beginning:	Wednesday, April 19, 2006 Congress Center Basel, Messeplatz 21, 4058 Basel 10.30 a.m. CET

Syngenta AG
Basel, Switzerland December 19, 2005

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	December 19, 2005	By:	/s/ Damian Heller

			Name:	Damian Heller
			Title:	Company Secretary

		By:	/s/ Daniel Michaelis

			Name:	Daniel Michaelis
			Title:	Senior Corporate Counsel